ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED		BOND NUMBER
Saturna Capital Corporation		89265106B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
May 22, 2007	November 17, 2006 to November 17, 2007	/s/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the
Limit of Liability for the following Insuring Agreements is hereby amended, effective May 22,
2007 to be:

LIMIT OF LIABILITY
Insuring Agreement A- FIDELITY	$1,735,000
Insuring Agreement C- ON PREMISES	$1,735,000
Insuring Agreement D- IN TRANSIT	$1,735,000
Insuring Agreement E- FORGERY OR ALTERATION	$1,735,000
Insuring Agreement F- SECURITIES	$1,735,000
Insuring Agreement G- COUNTERFEIT CURRENCY	$1,735,000
Insuring Agreement I- PHONE/ELECTRONIC TRANSACATIONS	$1,735,000
Insuring Agreement J- COMPUTER SECURITY	$1,735,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.